SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                    FORM 15


  Certification and Notice of Termination of Registration under Section 12(g)
     of the Securities Exchange Act of 1934 or Suspension of Duty to File
             Reports Under Sections 13 and 15(d) of the Securities
                             Exchange Act of 1934.

                         OMNIQUIP INTERNATIONAL, INC.
              (Now known as OmniQuip Textron International Inc.)
            (Exact name of registrant as specified in its charter)

                                   000-21461
                           (Commission File Number)

                             222 East Main Street
                       Port Washington, Wisconsin 53074
                                (414) 268-8965
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    Common Stock, Par Value $0.01 Per Share
           (Title of each class of securities covered by this Form)

                                     None
        (Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)                 [ X ]
Rule 12g-4(a)(1)(ii)                [   ]
Rule 12g-4(a)(2)(i)                 [   ]
Rule 12g-4(a)(2)(ii)                [   ]
Rule 12h-3(b)(1)(i)                 [ X ]
Rule 12h-3(b)(1)(ii)                [   ]
Rule 12h-3(b)(2)(i)                 [   ]
Rule 12h-3(b)(2)(ii)                [   ]
Rule 15d-6                          [   ]

Approximate number of holders of record as of the certification or notice date:

     Common Stock - 1

Textron Inc. ("Textron") is the sole holder of record of the securities listed above as of the date hereof pursuant to the merger (the "Merger") of Telescope Acquisition Inc., a wholly owned subsidiary of Textron, into OmniQuip International, Inc. ("OmniQuip"), which was consummated on September 27, 1999. Upon consummation of the Merger, OmniQuip was renamed "OmniQuip Textron International, Inc."

Pursuant to the requirements of the Securities Exchange Act of 1934, OmniQuip has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                  OMNIQUIP INTERNATIONAL, INC.
                                  (now known as OmniQuip Textron
                                  International Inc.)


                                  By:  /s/ Lawrence J. O'Connell
                                  ------------------------------------------
                                  Name:   Lawrence J. O'Connell
                                  Title:  Vice President and General Counsel


DATE: September 27, 1999




















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